SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 10-C

                  REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                               OR 15d-17 THEREUNDER

                            					Hologic, Inc.
                   ............................................
                  (Exact name of issuer as specified in charter)

               		590 Lincoln Street, Waltham, Massachusetts 02154
	                ................................................
                      (Address of principal executive offices)

           Issuer's telephone number, including area code: (617) 890-2300


I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.	Title of security: Common Stock, $.01 par value per share

2.	Number of shares outstanding before the change: 4,210,783 at January 24,
	  1996
3.	Number of shares outstanding after the change: 5,456,783 at February 2,
   1996
4.	Effective date of change: January 31, 1996 and February 2, 1996

5.	Method of change:	Specify method (such as merger, acquisition, exchange,
   distribution, stock split, reverse split, acquisition of stock for treasury, etc.).

                    					Public Offering

Brief description of transaction:   On January 31, 1996, the issuer sold
1,200,000 shares of its Common Stock in an underwritten public offering. On February 2, 1996, the issuer sold an additional 46,000 shares of its Common Stock to the underwriters pursuant to the exercise of their over-allotment option.

II. CHANGE IN NAME OF ISSUER: N/A
1.	Name prior to change
2.	Name after change
3.	Effective date of charter amendment changing name
4.	Date of shareholder approval of change, if required


Date:  February 6, 1996             				/s/ Glenn P. Muir
                                        .................
							                                 Glenn P. Muir,
						                                 	Vice President, Finance